Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name                                                                                                                  State or Country of Incorporation

Panhandle Eastern Pipe Line Company, LP	Delaware
Trunkline Gas Company, LLC	Delaware
Trunkline LNG Company, LLC	Delaware
Pan Gas Storage, LLC	Delaware
CCE Holdings, LLC	Delaware
Southern Union Gas Services, Ltd.	Texas
Southern Union Gas Energy, Ltd.	Texas
Sea Robin Pipeline, LLC	Delaware
PEI Power Corporation	Pennsylvania

Note:      Certain wholly-owned subsidiaries of Southern Union Company are not named above. Considered in the aggregate as a single subsidiary, these unnamed entities would not constitute a "significant subsidiary" at the end of the year covered by this report. Additionally, the Company has other subsidiaries that conduct no business except to the extent necessary to maintain their corporate name or existence.